FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.
(Registrant)

April 18, 2007	“Barbara O’Neill”
Date	Barbara O’Neill, Secretary

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

TYLER RESOURCES INC.
#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS	NEWS FOR RELEASE: April 18, 2007

NEWS RELEASE 07-11

For Further Information Contact:	Jean Pierre Jutras at 1-403-269-6753
Web: www.tylerresources.com

TYLER REPORTS DRILL RESULTS INCLUDING 16.72 METERS GRADING 1.65% COPPER, 35 G/T SILVER AND 0.12 G/T GOLD AND 240 METERS GRADING 0.51% COPPER, 2.7 G/T SILVER AND 0.007% MOLYBDENUM AT BAHUERACHI.

Tyler Resources Inc. is very pleased to announce the final drill results for the current resource update recalculation from its ongoing drill program at the Bahuerachi project, Mexico.  Drilling continues with three rigs.

Assay data from 5 new RC drill holes and 5 new diamond drill holes have been received and compiled. All drill holes intersected their targets in areas where mineralized material had not been previously modeled and will assist in expanding the Main Zone Deposit resource base during the ongoing resource estimate recalculation.

Significant results for these drill holes are presented in the following table.  Drill hole collar locations are shown on the attached drill plan map.  A new comprehensive section book with drilling conducted to date in the Main Zone is currently being updated with the latest drilling data and will be posted on the Tyler Website shortly.

Significant intervals, diamond drill holes, Main Zone

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-112	36	391.4	240 (1)	0.51	0.06	2.7	trace	0.007	Porphyry, minor sediments
including	38	148	110	0.77	0.06	3.1	trace	0.005	Porphyry
and	42	72	30	1.38	0.07	3.3	trace	trace	Porphyry/chalcocite

BAH-114	18.7	97.8	79.1	0.36	0.03	1.6	trace	0.008	Mixed porphyry/skarn
and	123	275	63.4 (2)	0.21	0.02	3.5	trace	0.019	Sediments/porphyry

BAH-115									Spot values to 0.37% Copper

BAH-116	6	22.5	16.5	0.77	0.08	13.2	0.19	0.003	Sediments/porphyry
and	33.4	85	51.6	0.21	0.15	1.70	trace	0.006	Sediments
and	117	155.8	21.4 (3)	0.32	0.01	5.26	trace	0.012	Sediments

BAH-117	46.5	72	25.5	0.81	0.04	5.76	0.15	0.003	Limestone
and	218.67	227 (4)	8.33	0.54	0.06	19.26	0.78	trace	Skarn/sulphides

(1)

Excluding 115.4 meters unmineralized dykes.

(2)

Excluding 88.6 meters unmineralized dykes.

(3)

Excluding 17.4 meters unmineralized dykes.

(4)

Interval ends when drill hole intersected a 3 meter wide underground adit.

April 18, 2007

Significant intervals, reverse circulation drill holes, Main Zone

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
RC-72	38	202.16	164.16	0.24	0.02	4.15	0.19	0.003	Sediments/marble

RC-73	25.84	71.44	45.6	0.34	0.03	1.64	trace	0.016	Sediments
and	83.6	170.24	86.64	0.27	0.02	4.01	0.13	0.015	Sediments/porphyry

RC-78	0	28.88	28.88	0.35	0.06	9.00	0.22	trace	Limestone/marble
and	42.56	72.96	30.4	1.03	0.1	14.99	0.71	0.005	Marble/skarn
including	54.72	65.36	10.64	2.02	0.2	28.53	0.74	0.004	Skarn

RC-79	68.4	101.84	33.44	0.72	0.15	16.51	0.18	trace	Marble/skarn

RC-80	21.28	85.12	63.84	0.75	0.07	13.94	0.38	0.01	Skarn/marble/porphyry
including	30.4	47.12	16.72	1.65	0.12	35.05	0.57	0.009	Skarn

Tyler continues to be pleased with the results of the ongoing drilling which validate the current block model and its use as an efficient targeting tool.

Updated Resource Calculation Status

All assay and geological data has now been added to the initial resource estimate model and verified.  Associated Geosciences (AGS) is now completing survey data verification and validation, after which modeling and geostatistics will be completed to update the resource base for the Bahuerachi Main Zone.  The Company currently expects the results of the Resource Estimate recalculation to be available within 2 to 3 weeks.

Field Update

Drilling is ongoing with 3 rigs operating in the Main Zone, targeting additional tonnage accretive to the Main Zone resource base as well as aiming to upgrade certain areas within the resource area in terms of resource classification from the inferred to indicated category (DDH-BAH-118-119 and RC 82).

Results currently outstanding include core holes BAH-118 and RC 81 (see attached location map).

About Tyler

Tyler Resources is a well-funded Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program extended into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Grant Couture, M.Sc Geology, Paul Turnbull, B.Sc, P.Geol, Cornell McDowell, B.Sc Geology and Charla Boyer, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras, President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:  Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 07-11

Expanded Claim block (Bahuerachi 5)
RC 39/40
RC 38
RC 37
D 87
D 84
D 80
D 74
D 82
D 92
D 89
NORTH
North Porphyry
Colome Skarn Trend
RC 55/56
D 102
D 100
D 98/99
D 95/97
RC 54
RC 53
RC 57
RC 58
RC 52
RC 51
RC 50
RC 45
RC 46
RC 44
RC 47
RC 48
D 107
D- 63
D- 59
DDH-BAH 118
DDH-BAH 112
RC-82
RC-81
DDH-BAH 109
DDH-BAH 114
DDH-BAH 116
RC-71
RC-74
RC-72
RC-76
DDH-BAH 113
DDH-BAH 110/111
DDH-BAH 119
RC-80
RC-77
DDH-BAH 117
RC-73
RC-78
RC-79
DDH-BAH 115
South/Goat Porphyry
Bahuerachi 2 claim outline
Expanded Claim block (Bahuerachi 4)
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Recent drill holes completed, assays reported
Previous drill holes completed, assays reported
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas
Scale
0
1,000
2,000m
2 Km